Exhibit 31

CONTACT:

Gil Nielsen

IDT Corporate Communications

973-438-3553

IDT ANNOUNCES COMPLETION OF ACQUISITION OF NET2PHONE

NEWARK, NJ — March 13, 2006 — IDT Corporation (NYSE: IDT, IDT.C) today announced that its wholly-owned subsidiary, NTOP Acquisition, Inc., has merged with and into Net2Phone, Inc., a leading Voice over IP (VoIP) enabler for service providers. Net2Phone, Inc. is now a wholly-owned subsidiary of IDT.

On Friday, March 10, 2006, Net2Phone stockholders consented to the adoption of the merger agreement and the approval of the merger following a consent solicitation by Net2Phone. As of March 3, 2006, the record date for the consent solicitation, IDT beneficially owned approximately 82.5% of the outstanding equity of Net2Phone and approximately 87.2% of the outstanding voting power of Net2Phone. IDT provided its consent with respect to all of its Net2Phone shares.

The merger was completed pursuant to the Agreement and Plan of Merger previously entered into among IDT, NTOP Acquisition and Net2Phone. The remaining stockholders of Net2Phone will receive the same consideration of $2.05 per share in cash as was received by the Net2Phone stockholders who tendered in the offer. As result of the merger, shares of Net2Phone capital stock are no longer publicly traded.

About IDT

IDT Corporation, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for the Company’s initiatives in brochure distribution, retail energy and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers.

IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C respectively.

About Net2Phone

Net2Phone provides VoIP PacketCable, SIP and wireless solutions around the world. As a leader in turn-key hosted VoIP telephony services, Net2Phone has routed billions of VoIP minutes globally, servicing more than 100,000 users in the US as well as hundreds of thousands of more overseas. Net2Phone provides partners with a SIP-based broadband telephony solution, calling cards, prefix dialing and enterprise services in over 100 countries. Net2Phone’s PacketCable platform provides cable operators with the ability to deliver a high quality primary line-type service with features such as emergency calling. For more information about Net2Phone’s products and services, please visit www.net2phone.com.